SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 1)*

Everyday Health, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

300415 106
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300415 106	13G	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Revolution WF Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,434,815 (See Items 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,434,815 (See Items 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,815 (See Items 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

(1)
This Schedule 13G is filed by each of Revolution WF Holdings LLC (“ Revolution WF”), Revolution Management Company LLC (“Management”), Revolution LLC (“Revolution”), The Stephen M. Case Revocable Trust (the “Trust”) and Stephen M. Case (“Case”) (hereinafter sometimes referred to collectively as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

CUSIP No. 300415 106	13G	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Revolution Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,434,815 (See Items 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,434,815(See Items 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,815 (See Items 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 300415 106	13G	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Revolution LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,434,815 (See Items 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,434,815 (See Items 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,815 (See Items 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 300415 106	13G	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Stephen M. Case Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,434,815 (See Items 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,434,815 (See Items 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,815 (See Items 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 300415 106	13G	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Case
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X] See Footnote 1
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,434,815 (See Items 2 and Item 4 herein)
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,434,815 (See Items 2 and Item 4 herein)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,815 (See Items 2 and Item 4 herein)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 300415 106	13G	Page 7 of 11 Pages

Item 1.

(a)	Name of Issuer:

    Everyday Health, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

345 Hudson Street, 16th Floor
New York, New York 10014

Item 2.

(a)	Name of Person Filing:

Revolution WF Holdings LLC (“Revolution WF”)
Revolution Management Company LLC (“Management”)
Revolution LLC (“Revolution”)
The Stephen M. Case Revocable Trust (the “Trust”)
Stephen M. Case (“Case”)

See attached Exhibit A, which is a copy of their agreement in writing to file this statement on behalf of each of them.

The shares reported herein are directly owned by Revolution WF. Management wholly-owns Revolution WF. Revolution wholly-owns Management and the Trust owns a majority in interest of Revolution. Case is the sole Trustee of the Trust.

(b)	Address of Principal Business Office or, if none, Residence:

The business address for each of Revolution WF, Management, Revolution, the Trust and Case is 1717 Rhode Island Avenue NW, 10th Floor, Washington, DC 20036.

(c)	Citizenship:

Each of Revolution WF, Management and Revolution are limited liability companies organized under the laws of the State of Delaware. The Trust is a Virginia trust and Case is a citizen of the United States.

CUSIP No. 300415 106	13G	Page 8 of 11 Pages

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Common Stock”)

(e)	CUSIP Number:

300415 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	NOT APPLICABLE.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of December 31, 2015: Revolution WF beneficially owned 2,434,815 shares of the Issuer’s Common Stock directly owned by it. Each of Management, Revolution, the Trust and Case may be deemed to beneficially own the 2,434,815 shares directly owned by Revolution WF.

(b)	Percent of class:

CUSIP No. 300415 106	13G	Page 9 of 11 Pages

As of December 31, 2015 (based on 32,366,501 shares of the Issuer’s Common Stock outstanding as of November 11, 2015 as reported by the Issuer in its Form 10-Q for the period ending September 30, 2015 as filed with the Securities and Exchange Commission on November 12, 2015); the 2,434,815 shares of the Issuer’s Common Stock beneficially owned by each of Revolution WF, Management, Revolution, the Trust and Case constituted 7.5% of the shares outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote – 0

(ii)	Shared power to vote or to direct the vote – Revolution WF, Management, Revolution, the Trust and Case share the power to vote or direct the vote of the 2,434,815 shares of the Issuer’s Common Stock owned by Revolution WF.

(iii)	Sole power to dispose or to direct the disposition of – 0

(iv)	Shared power to dispose or to direct the disposition of – Revolution WF, Management, Revolution, the Trust and Case share the power to dispose or to direct the disposition of the 2,434,815 shares of the Issuer’s Common Stock owned by Revolution WF.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 300415 106	13G	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVOLUTION WF HOLDINGS LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

REVOLUTION MANAGEMENT COMPANY LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

REVOLUTION LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

STEPHEN M. CASE REVOCABLE TRUST

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case, Sole Trustee

January 27, 2016	/s/ Stephen M. Case
Stephen M. Case

CUSIP No. 300415 106	13G	Page 11 of 11 Pages

EXHIBIT A
AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of Everyday Health, Inc. and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned.

REVOLUTION WF HOLDINGS LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

REVOLUTION MANAGEMENT COMPANY LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

REVOLUTION LLC

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Chairman and Chief Executive Officer

STEPHEN M. CASE REVOCABLE TRUST

January 27, 2016	By:	/s/ Stephen M. Case
Name: Stephen M. Case, Sole Trustee

January 27, 2016	/s/ Stephen M. Case
Stephen M. Case